October 25, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attn:	Rebekah Lindsey, Senior Staff Accountant
Christine Dietz, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	ION Acquisition Corp 2 Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 6, 2021
File No. 333-258472
Dear Mr. Austin:
On behalf of our client, ION Acquisition Corp 2 Ltd., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on October 6, 2021 (the “Registration Statement”), contained in the Staff’s letter dated October 21, 2021 (the “Comment Letter”).
The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.
Amendment No. 1 to Registration on Form S-4 filed October 6, 2021 Cover Page
Unaudited Pro Forma Condensed Combined Balance Sheet, page 182

1.We note that the amounts presented to reflect adjustment (m) do not appear to be footnoted in your pro forma balance sheet. Please revise or advise.

United States Securities and Exchange Commission
October 25, 2021

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 186, 187 and 188 of the Amended Registration Statement in response to the Staff's comment.
Beneficial Ownership of Securities, page 217

2.Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including Sequoia Capital Israel IV Holdings L.P.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 222 and 223 of the Amended Registration Statement in response to the Staff's comment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 242

3.To provide balance to your discussion of growth in impressions delivered volume, please revise to disclose the specific increase in impressions volume separately for CTV, Mobile and PC for each reported period. In this regard, you disclose that CTV impressions grew "almost 60%" between December 31, 2020 and December 31, 2019; however, your revenue grew by 50%. Therefore, it appears there may be offsetting trends in the growth of impressions delivered for CTV, Mobile and PC. Refer to Item 303(b) of Regulation S-K and SEC Release No. 33-10751.

Response:

The Company respectfully acknowledges the Staff's comment and has revised pages 228 and 247 of the Amended Registration Statement in response to the Staff's comment.

4.To provide context to your statement that you have a strong history of growth in your core clients, please revise to disclose the exact number of core clients and the percentage of revenue attributable to such clients for each reported period. Also, discuss the reasons for any material changes during the reported periods.

Response:

United States Securities and Exchange Commission
October 25, 2021
The Company respectfully acknowledges the Staff's comment and has revised page 248 of the Amended Registration Statement in response to the Staff's comment. The Company further advises the Staff that it does not evaluate core clients on a quarterly basis due to the potential disparate impact of seasonality on the Company's clients. As a result, this metric is presented only on an annual basis.

Key Metrics and Non-GAAP Financial Measures, page 254

5.Your response to prior comment 17 states that you determined net revenue retention was not key to your internal business evaluation of Innovid's performance. However, we note in your investor presentation about the merger that you include net revenue retention and core customer retention in your key financial highlights. You also say these are the two main metrics you track when evaluating the stickiness of your product. Therefore, it appears you may consider these metrics necessary to understanding the results of your business. Please revise to disclose net revenue retention and core customer retention for each reported period and provide the disclosures required by SEC Release No. 33-10751. Alternatively, provide a more detailed analysis as to why you believe disclosure of these metrics does not provide relevant information to an investor in light of your presentation.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 261 of the Amended Registration Statement in response to the Staff's comment. The Company further advises the Staff that it does not evaluate Net Revenue Retention and Core Client Retention on a quarterly basis due to the potential disparate impact of seasonality on the Company's clients. As a result, these metrics are presented only on an annual basis.
Innovid, Inc. - Unaudited Financial Statements
Note 2: - Significant Accounting Policies
(e) Concentrations of credit risks, page F-44

6.Your disclosure refers to two of the company's customers in the header to the table; however, only one customer is presented in the table. Please revise or advise.

Response:

United States Securities and Exchange Commission
October 25, 2021
The Company respectfully acknowledges the Staff's comment and has revised page F-44 of the Amended Registration Statement in response to the Staff's comment.
General
7.We note your response to prior comment 1. Please revise to clearly state: (i) that the primary purpose of the secondary sale transaction is to provide liquidity to existing Innovid equity holders; and (2) that the cash available to the post-combination company will be reduced as a result of these transactions. Additionally, discuss whether and how these transactions will impact the post-combination company's public float.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages II, VI, 7, 16, 42, 183, and 226 of the Amended Registration Statement in response to the Staff's comment. The Company additionally advises the Staff that it does not expect the Secondary Sale Transactions to materially impact public float because the majority of the shares purchased in the Secondary Sale Transactions would be held by affiliates, and therefore would not have been publicly tradable regardless.
8.Please advise us how the secondary sale transaction is consistent with your disclosure regarding your use of the proceeds from your IPO, including disclosure therein regarding (1) the NYSE rules’ requirements that at least 90% of the gross proceeds from the IPO be deposited in a trust account and (2) the time at which the net proceeds of the IPO will be released from the trust account. In your response, and with a view towards revised disclosure, please address the timing of any cash payments made to Innovid Stockholders pursuant to the secondary sale transaction, in particular in relation to the completion of the Proposed Transactions.

Response:
The Company respectfully advises the Staff that it believes that the secondary sale transaction is consistent with the disclosure of its use of proceeds from its IPO. Consistent with the disclosure on page 22 and 77 of the Company’s IPO prospectus, a total of $253,000,000 of the net proceeds from the IPO and the private placement warrants were deposited in the trust account upon the consummation of the Company’s IPO. In addition, pages 30 and 78 of the Company’s IPO prospectus disclose that the net proceeds released from the trust account upon closing of the business combination may be used (in addition, among other things, to payment of consideration payable to the target) to pay the sellers of a target business in the initial business combination. The Company believes that the secondary sale transaction is consistent with these disclosures.

United States Securities and Exchange Commission
October 25, 2021
On pages II, V, VI and pages 15, 31 and 183 of the Amended Registration Statement, the Company has disclosed that the secondary sale transaction will occur at the closing of the business combination.
* * *

United States Securities and Exchange Commission
October 25, 2021
Please do not hesitate to contact Jason Rocha at (713)-496-9732 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,
/s/White & Case LLP
White & Case LLP
cc:    Gilad Shany, ION Acquisition Corp 2 Ltd.